FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Northrop Grumman Contacts:	Randy Belote (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423
Blackstone Contact:	John Ford (212) 583-5559

For Immediate Release

NORTHROP GRUMMAN TO SELL
TRW’S AUTOMOTIVE BUSINESS TO THE BLACKSTONE GROUP

LOS ANGELES — Nov. 19, 2002 — Northrop Grumman Corporation (NYSE: NOC) announced today that it has signed a definitive agreement to sell the Automotive business (“TRW Automotive”) of TRW Inc. (NYSE: TRW) to The Blackstone Group in a deal that values TRW Automotive at $4.725 billion.

The Blackstone Group, a leading private investment firm, recently raised the world’s largest private equity fund at $6.45 billion, and the purchase of TRW Automotive will be the first investment made by this fund.

Under the terms of the agreement, which is conditioned on the closing of the Northrop Grumman/TRW merger, the seller will receive $4.725 billion, comprised of $3.757 billion in cash, $600 million in debt securities and an initial $368 million equity interest (approximately 42 percent of total equity of $868 million) in TRW Automotive. The parties intend to reduce their initial equity positions in TRW Automotive before closing.

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NORTHROP GRUMMAN TO SELL
TRW’S AUTOMOTIVE BUSINESS TO THE BLACKSTONE GROUP

At the close of the transaction, anticipated to be in the first quarter of 2003, the seller’s equity interest is expected to be approximately 20 percent, which would increase total cash consideration to between $3.9 billion and $4.0 billion. Cash proceeds from the sale of TRW Automotive, along with the proceeds already received from the completed sale of TRW Aeronautical Systems, will be used to pay down debt. All financing necessary to complete the transaction has been provided by JP Morgan, Credit Suisse First Boston and Lehman Brothers.

“We’re very pleased to announce the sale of TRW Automotive. As we’ve maintained, Northrop Grumman’s strategic interest is in TRW’s space, electronics and systems businesses,” said Kent Kresa, Northrop Grumman’s chairman and chief executive officer. “We believe that our agreement with Blackstone is an attractive transaction for our shareholders and will allow our management team to quickly focus its full attention on integrating TRW’s superior space and defense assets into our portfolio.”

Ronald D. Sugar, Northrop Grumman’s president and chief operating officer, added, “We look forward to benefiting from TRW’s strong defense operations once the TRW merger is complete. In addition, we are pleased to be working on this transaction with Blackstone, which has a long history of making successful equity investments, including those in the automotive parts sector. Moreover, the separation provides a great opportunity for the employees of TRW Automotive to flourish as part of a new, focused stand-alone company.”

Stephen A. Schwarzman, president and chief executive officer of The Blackstone Group, said, “We are delighted to reach agreement with Northrop Grumman on this transaction. TRW Automotive is a leading global automotive supplier which enjoys a

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NORTHROP GRUMMAN TO SELL
TRW’S AUTOMOTIVE BUSINESS TO THE BLACKSTONE GROUP

unique competitive position in the active and passive safety arena. We look forward to supporting the company’s growth strategy as an independent company.”

The Northrop Grumman and TRW shareholder votes on the merger are scheduled for Dec. 11, 2002. The sale of TRW Automotive is also subject to customary closing conditions including review under the Hart-Scott-Rodino Act and obtaining certain other governmental and regulatory approvals in the U.S. and Europe.

TRW Automotive, headquartered in Livonia, Mich., is among the world’s largest and most diversified suppliers of automotive systems, modules and components, with annual sales of over $10 billion. The company is the eighth largest Tier-1 supplier and the global leader in automotive safety systems. With leadership positions in all of its principal product categories, TRW Automotive operates along three major segments: Chassis Systems, which includes active safety systems and components in the areas of braking, steering, suspension, integrated vehicle control and driver assist systems; Occupant Safety Systems, which includes passive safety systems and components in the areas of inflatable restraints, seat belts, steering wheels, and safety and security electronics; and Other Automotive, which includes engine valves, and components, engineered fasteners and components and body control systems. TRW Automotive has established a broad global presence, with a work force of more than 67,000 employees and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major vehicle-producing region of the world.

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear

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NORTHROP GRUMMAN TO SELL
TRW’S AUTOMOTIVE BUSINESS TO THE BLACKSTONE GROUP

shipbuilding and systems. With nearly 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

The Blackstone Group has been a leader in the field of private equity investing since 1987, managing more than $14 billion through five funds. In recent years, Blackstone has been one of the most active investors in the buyout market, investing in over 60 companies in a variety of industries, geographies and economic environments. The firm recently announced that it had received capital commitments for its latest private equity fund, Blackstone Capital Partners IV, of approximately $6.45 billion, making it the largest private equity fund ever raised.

Salomon Smith Barney and Stephens Financial Group acted as financial advisors to Northrop Grumman. Merrill Lynch, Lehman Brothers and JP Morgan acted as financial advisors to Blackstone.

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters that should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

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NORTHROP GRUMMAN TO SELL
TRW’S AUTOMOTIVE BUSINESS TO THE BLACKSTONE GROUP

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at: http://www.northropgrumman.com

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